                                    Exhibit

1 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS

		Three months ended March 31
(Unaudited - in millions of U.S. dollars, except per share amounts)	Note	2025	2024
Revenues		209.1	192.1
Operating expenses	3	103.4	106.8
Depreciation and depletion		57.2	62.7
Revenue less cost of goods sold		48.5	22.6
Corporate administration		5.3	5.8
Corporate restructuring	16	3.3	—
Share-based payment expenses	13	4.5	0.8
New Afton free cash flow interest expense	5	8.8	—
Exploration and business development		4.6	0.9
Earnings from operations		22.0	15.1
Finance income	3	1.0	2.1
Finance costs	3	(13.7)	(2.6)
Other losses	3	(23.2)	(55.1)
Loss before taxes		(13.9)	(40.5)
Income tax expense	14	(2.8)	(3.0)
Net loss		(16.7)	(43.5)
Loss per share
Basic	13	(0.02)	(0.06)
Diluted	13	(0.02)	(0.06)
Weighted average number of shares outstanding (in millions)
Basic	13	791.2	687.6
Diluted	13	791.2	687.6
See accompanying notes to the condensed interim consolidated financial statements.

2 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Three months ended March 31
(Unaudited - in millions of U.S. dollars)	Note	2025	2024
Net loss		(16.7)	(43.5)
Other comprehensive loss
Loss on revaluation of non-current derivative financial liabilities	9	(3.0)	(13.5)
Total comprehensive loss		(19.7)	(57.0)
See accompanying notes to the condensed interim consolidated financial statements.
3 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31	As at December 31
(Unaudited - in millions of U.S. dollars)	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents		212.8	105.2
Trade and other receivables	4	10.3	26.2
Inventories	6	110.9	118.7
Investments		6.8	5.1
Prepaid expenses and other		13.0	18.9
Total current assets		353.8	274.1
Non-current inventories	6	33.7	32.6
Mining interests	7	1,717.6	1,687.1
Other assets		2.1	1.3
Deferred tax assets		11.2	8.7
Total assets		2,118.4	2,003.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	5	209.0	196.1
Current income tax payable		1.0	0.5
Total current liabilities		210.0	196.6
Reclamation and closure cost obligations	12	119.8	117.8
Non-current derivative financial liabilities	9	183.0	174.6
Long-term debt	8	504.1	397.0
Deferred tax liabilities		60.0	55.6
Lease obligations	10	1.8	2.0
Other liabilities		6.4	7.9
Total liabilities		1,085.1	951.5
Equity
Common shares	13	3,335.7	3,334.5
Contributed surplus		105.6	106.2
Other reserves		(34.1)	(31.2)
Deficit		(2,373.9)	(2,357.2)
Total equity		1,033.3	1,052.3
Total liabilities and equity		2,118.4	2,003.8
See accompanying notes to the condensed interim consolidated financial statements..

4 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three months ended March 31
(Unaudited - in millions of U.S. dollars)	Note	2025	2024
COMMON SHARES
Balance, beginning of period		3,334.5	3,163.5
Issuance of common shares under First Nations agreements	13	0.5	3.9
Exercise of options and vested performance share units	13	0.7	0.7
Balance, end of period		3,335.7	3,168.1
CONTRIBUTED SURPLUS
Balance, beginning of period		106.2	106.9
Exercise of options and vested performance share units	13	(0.7)	(0.7)
Equity settled share-based payments		0.1	0.3
Balance, end of period		105.6	106.5
OTHER RESERVES
Balance, beginning of period		(31.2)	(135.9)
Loss on revaluation of non-current derivative financial liabilities	9	(3.0)	(13.5)
Balance, end of period		(34.2)	(149.4)
DEFICIT
Balance, beginning of period		(2,357.2)	(2,345.3)
Net loss		(16.7)	(43.5)
Balance, end of period		(2,373.9)	(2,388.8)
Total equity		1,033.2	736.4
See accompanying notes to the condensed interim consolidated financial statements.
5 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended March 31
(Unaudited - in millions of U.S. dollars)	Note	2025	2024
OPERATING ACTIVITIES
Net loss		(16.7)	(43.5)
Adjustments for:
Foreign exchange loss (gain)		0.6	(4.0)
Depreciation and depletion		57.5	62.7
New Afton free cash flow interest expense	5	8.8	—
Other non-cash adjustments	15	24.8	55.1
Income tax expense	14	2.8	3.0
Finance income	3	(1.0)	(2.1)
Finance costs	3	13.7	2.6
Reclamation and closure costs paid	12	(0.1)	(0.2)
		90.4	73.6
Change in non-cash operating working capital	15	17.5	(17.8)
Income taxes paid		(0.4)	(1.1)
Cash generated from operations		107.5	54.7
INVESTING ACTIVITIES
Mining interests		(75.2)	(61.1)
Interest received		1.1	2.1
Cash used by investing activities		(74.1)	(59.0)
FINANCING ACTIVITIES
Proceeds received from exercise of options		0.1	0.2
Lease payments		(1.1)	(1.3)
Settlement of non-current derivative financial liabilities	9	(6.3)	(7.2)
Interest paid		(18.8)	(15.0)
Other finance charges		(0.7)	(0.8)
Financing initiation costs		(1.2)	—
Issuance of senior unsecured notes, net of transaction costs	8	393.7	—
Repayment of senior unsecured notes, including redemption premium paid	8	(291.4)	—
Cash generated from (used by) financing activities		74.3	(24.1)
Effect of exchange rate changes on cash and cash equivalents		(0.1)	(0.4)
Change in cash and cash equivalents		107.6	(28.8)
Cash and cash equivalents, beginning of period		105.2	185.5
Cash and cash equivalents, end of period		212.8	156.7
Cash and cash equivalents are comprised of:
Cash		153.0	121.8
Short-term money market instruments		59.8	34.9
		212.8	156.7
See accompanying notes to the condensed interim consolidated financial statements.
6 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)
1. Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in British Columbia, Canada (“New Afton”) and the Rainy River Mine in Ontario, Canada (“Rainy River”).
The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2, Canada. The Company's head office is located at 181 Bay Street, Suite 3320, Toronto, Ontario M5J 2T3.
2. Basis of preparation and material accounting policies
(a) Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024 which includes information necessary or useful to understanding the Company's business and financial statement presentation.
In particular, the Company's accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of these unaudited condensed interim consolidated financial statements.
These consolidated financial statements were approved by the Board of Directors of the Company on April 29, 2025.
7 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
3. Expenses
(a) Operating expenses by nature

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
OPERATING EXPENSES BY NATURE
Raw materials and consumables	44.0	43.3
Salaries and employee benefits	44.8	45.2
Contractors	30.3	24.9
Repairs and maintenance	17.3	17.8
General and administrative	7.7	6.9
Leases	0.8	3.3
Royalties	2.2	2.5
Drilling and analytical	0.7	1.0
Ore purchase costs	0.9	0.7
Other	5.4	1.1
Total production expenses	154.1	146.7
Less: Production expenses capitalized	(55.3)	(31.6)
Less: Change in inventories	4.6	(8.3)
Total operating expenses	103.4	106.8

(b) Finance costs and income

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
FINANCE INCOME
Interest income	1.0	2.1
FINANCE COSTS
Interest on senior unsecured notes	7.6	7.4
Accretion	1.2	1.1
Loss on repayment of long-term debt (Note 8)	4.4	—
Other finance costs	1.7	1.8
Total finance costs	14.9	10.3
Less: amounts included in cost of qualifying assets	(1.2)	(7.7)
Total finance costs	13.7	2.6

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                                    Exhibit
(c) Other (losses) and gains

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
OTHER (LOSSES) AND GAINS
(Loss) gain on foreign exchange	(0.5)	4.0
Loss on disposal of assets	—	(0.6)
Gain on revaluation of investments	1.6	0.5
Unrealized loss on revaluation of non-current derivative financial liabilities (Note 9)	(25.8)	(57.9)
Gain (loss) on foreign exchange derivative	1.8	(2.6)
Gain on fuel hedge swap contracts	0.1	1.1
Other	(0.4)	0.4
Total other losses	(23.2)	(55.1)
4. Trade and other receivables

	As at March 31	As at December 31
(in millions of U.S. dollars)	2025	2024
TRADE AND OTHER RECEIVABLES
Trade receivables	8.3	21.6
Sales tax receivable	3.5	3.2
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 11)	(2.1)	1.2
Other	0.6	0.2
Total trade and other receivables	10.3	26.2
5. Trade and other payables

	As at March 31	As at December 31
(in millions of U.S. dollars)	2025	2024
TRADE AND OTHER PAYABLES
Trade payables	35.2	36.9
Interest payable	2.9	14.1
Accruals	75.2	74.9
New Afton free cash flow interest other liabilities(1)	20.0	20.0
New Afton free cash flow interest payable(2)	8.8	—
Current portion of reclamation and closure cost obligations (Note 12)	4.1	1.6
Current portion of the Rainy River gold stream obligation (Note 9)	56.7	42.6
Current portion of derivative liabilities (Note 11)	2.7	5.3
Current portion of lease liabilities (Note 10)	3.4	0.7
Total trade and other payables	209.0	196.1
1.In 2024, the Company entered into an Amending agreement with Ontario Teachers Pension Plan ("Ontario Teachers") to reduce the cash flow interest. The consideration for the disposal included a contingent obligation of $20.0 million to Ontario Teachers should there be a change of control of New Gold prior to January 2026.
2.Represents the Company's obligation to Ontario's Teachers for 19.9% of New Afton's free cash flow for the quarter ended March 31, 2025.
9 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
6. Inventories

	As at March 31	As at December 31
(in millions of U.S. dollars)	2025	2024
INVENTORIES
Stockpile ore	41.7	45.2
Work-in-process	12.6	17.1
Finished goods(1)	15.0	14.4
Supplies	75.3	74.6
Total inventories	144.6	151.3
Less: non-current stockpile inventories	(33.7)	(32.6)
Total current inventories	110.9	118.7
1.The amount of inventories recognized in operating expenses for the three months ended March 31, 2025 was $99.9 million (2024 - $103.0).

10 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
7. Mining interests

Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2023	2,001.2	367.2	1,583.9	112.5	4,064.8
Additions	106.5	18.0	51.4	71.5	247.4
Disposals	—	—	(7.0)	—	(7.0)
Transfers(1)	541.1	(271.0)	(268.2)	(1.9)	—
Disposal of mineral property interest(2)	(324.2)	(110.2)	(173.9)	—	(608.3)
As at December 31, 2024	2,324.6	4.0	1,186.2	182.1	3,696.9
Additions	4.0	28.3	36.1	17.4	85.8
Disposals	—	—	(2.8)	—	(2.8)
Transfers	71.6	—	30.6	(102.2)	—
As at March 31, 2025	2,400.2	32.3	1,250.1	97.3	3,779.9
ACCUMULATED DEPRECIATION
As at December 31, 2023	1,246.1	—	891.5	—	2,137.6
Depreciation for the year	169.1	—	47.7	—	216.7
Disposal of mineral property interest(2)	(233.4)	—	(102.7)	—	(336.1)
Disposals	—	—	(8.4)	—	(8.4)
As at December 31, 2024	1,181.8	—	828.0	—	2,009.8
Depreciation for the year	36.0	—	19.3	—	55.3
Disposals	—	—	(2.8)	—	(2.8)
As at March 31, 2025	1,217.8	—	844.5	—	2,062.3
CARRYING AMOUNT
As at December 31, 2024	1,142.8	4.0	358.2	182.1	1,687.1
As at March 31, 2025	1,182.4	32.3	405.6	97.3	1,717.6
1.In 2024, transfers to depletable included $232.3 million related to C-Zone development as a result of achieving commercial production at C-Zone in October 2024.
2.In 2024, the Company entered into an Amending Agreement with Ontario Teachers which was determined for accounting purposes to be a partial disposal of mineral property of a net book value of $272.2 million.

Carrying amount by property as at March 31, 2025

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	701.6	—	89.1	53.0	843.7
Rainy River	480.8	31.2	313.9	44.3	870.2
Other(1)	—	1.1	2.6	—	3.7
Carrying amount	1,182.4	32.3	405.6	97.3	1,717.6
1.Other includes Cerro San Pedro ("CSP") and corporate balances.

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                                    Exhibit
Carrying amount by property as at December 31, 2024

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	684.6	—	78.1	81.1	843.8
Rainy River	458.2	2.9	277.3	101.0	839.4
Other(1)	—	1.1	2.8	—	3.9
Carrying amount	1,142.8	4.0	358.2	182.1	1,687.1
1.Other includes CSP and corporate balances.
8. Long-term debt
Long-term debt consists of the following:

	As at March 31	As at December 31
(in millions of U.S. dollars)	2025	2024
LONG-TERM DEBT
Senior unsecured notes - due April 1, 2032 (a)	393.7	—
Senior unsecured notes - due July 15, 2027 (b)	110.4	397.0
Credit Facility (c)	—	—
Total long-term debt	504.1	397.0

(a) Senior Unsecured Notes - due April 1, 2032
On March 18, 2025, the Company issued $400.0 million of senior unsecured notes ("2032 Unsecured Notes") for net cash proceeds of $393.7 million after transaction costs. The face value is $400.0 million. The 2032 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year.

The Company incurred initial transaction costs of $6.3 million which have been offset against the carrying amount of the 2032 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2032 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
The 2032 Unsecured Notes are redeemable by the Company in whole or in part during the 12 month period beginning on April 1 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2032 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

12 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

Date	Redemption prices (%)
April 1, 2028	103.438
April 1, 2029	101.719
April 1, 2030 and thereafter	100.000
(b) Senior Unsecured Notes - due July 15, 2027
On March 18, 2025, the Company completed the partial redemption of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The partial redemption of $288.8 million of the initial $400.0 million principal of the 2027 Unsecured Notes was funded from the net proceeds of the Company's recent issue of $400.0 million aggregate principal amount of its 2032 Unsecured Notes. The Company recognized a loss on repayment of long-term debt of $4.4 million, primarily comprised of a $2.6 million tender offer premium and the partial de-recognition of deferred financing charges associated with the 2027 Unsecured Notes.

As at March 31, 2025 the Company has $111.2 million aggregate principal outstanding of its 2027 Unsecured Notes. The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.

The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
The 2027 Unsecured Notes are redeemable by the Company in whole or in part during the 12 month period beginning on July 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2027 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
July 15, 2024	101.88
July 15, 2025 and thereafter	100.00

(c) Credit Facility
On December 31, 2024, the Company held a revolving credit facility (the “Credit Facility”) with a maturity date of December 2026 and a borrowing limit of $400.0 million. In March 2025, the Company entered into an amended and restated credit agreement with its syndicate of financial institutions which extended the maturity date to March 2029. The borrowing limit remains at $400.0 million with an option to increase the limit up to $500.0 million through an accordion feature.
The accordion feature permits the Company to request that the aggregate principal amount of the credit limit be increased by up to a maximum of an additional $100.0 million if approved by one or more members of the credit facility syndicate. This feature provides the Company flexibility to access additional funding if needed. As at March 31, 2025, the Company has not exercised the accordion feature.
13 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended March 31	Twelve months ended December 31
Financial Covenant		2025	2024
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1.0	11.7 : 1	11.0 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1.0	1.0 : 1	1.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1.0	0.1 : 1	0.1 : 1
The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over term-adjusted SOFR, the Prime Rate or the Base Rate based on the Company’s Leverage Ratio, and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.25% over term-adjusted SOFR as at March 31, 2025 (December 31, 2024 – 2.50% over term-adjusted SOFR). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73% over SOFR, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.51% over SOFR as at March 31, 2025 (December 31, 2024 – 0.56% over SOFR).
As at March 31, 2025, $nil had been drawn under the Credit Facility (December 31, 2024 $nil). The Credit Facility has been used to issue letters of credit amounting to $23.3 million (December 31, 2024 - $23.3 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

14 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
9. Non-current derivative financial liabilities
The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	TOTAL
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2023	199.9	543.4	743.3
Settlements during the period	(33.1)	—	(33.1)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(1.2)	12.2	11.0
Other fair value adjustments(2)	51.6	79.0	130.6
Extinguishment of New Afton free cash flow interest obligation(3)	—	(634.6)	(634.6)
Balance, December 31, 2024	217.2	—	217.2
Less: current portion(4)	(42.6)	—	(42.6)
Non-current portion of derivative financial liabilities	174.6	—	174.6
Balance, December 31, 2024	217.2	—	217.2
Settlements during the period(5)	(6.3)	—	(6.3)
Fair value adjustments related to changes in the Company’s own credit risk(1)	3.0	—	3.0
Other fair value adjustments(2)	25.8	—	25.8
Balance, March 31, 2025	239.7	—	239.7
Less: current portion(4)	(56.7)	—	(56.7)
Non-current portion of derivative financial liabilities	183.0	—	183.0
1.Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income (loss).
2.Other fair value adjustments are included in Other Losses in the condensed interim consolidated income statements.
3.In 2024, the Company entered into an Amending Agreement with Ontario Teachers which resulted in a derecognition of the Fair Value Through Profit or Loss ("FVTPL) liability during the second quarter of 2024.
4.The current portion of the derivative financial liabilities is included in trade and other payables on the condensed interim statement of financial position.
5.Settlements during the period are on an accrual basis. During the three months ended March 31, 2025, the Company paid $6.3 million in cash towards settlements of the Rainy River gold stream obligation.

Rainy River Gold Stream Obligation
In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc ("Royal Gold"). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter.
In addition to the upfront $175.0 million deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. As at March 31, 2025, there is no outstanding balance remaining on the $175.0 million deposit.
The Company has designated the Rainy River gold stream obligation as a FVTPL under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash
15 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
flows at each reporting period with changes in fair value reflected in the condensed interim consolidated income statements and condensed interim consolidated statements of comprehensive income (loss).
Fair value adjustments represent the net effect on the Rainy River gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date.
Components of the adjustment to fair value for the non-current derivative financial liabilities at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices

10. Leases
(a) Right-of-use assets
The Company leases assets such as buildings, mobile equipment, and machinery. These assets are included in Mining Interests on the condensed consolidated interim statement of financial position and are classified as plant & equipment as per Note 7 of the Company’s condensed interim consolidated financial statements.

	As at March 31	As at December 31
(in millions of U.S. dollars)	2025	2024
RIGHT-OF-USE- ASSETS
Opening balance	4.6	17.9
Additions	3.6	0.4
Depreciation	(1.2)	(1.9)
Transfers(1)	—	(11.8)
Total right-of-use-assets	7.0	4.6
1. 2024 transfers of right-of-use assets (net of accumulated depreciation) from leased to owned.

16 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
(b) Lease liabilities
See below for a maturity analysis of the Company’s lease payments:

	As at March 31	As at December 31
(in millions of U.S. dollars)	2025	2024
MATURITY ANALYSIS FOR LEASES
Less than 1 year	3.5	0.6
Between 1 and 3 years	1.4	1.2
Between 3 and 5 years	0.8	0.9
Total undiscounted lease payments(1)	5.7	2.7
Carrying value of lease liabilities	5.2	2.7
Less: current portion of lease liabilities(2)	(3.4)	(0.7)
Non-current portion of lease liabilities	1.8	2.0
1.Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.
For the three months ended March 31, 2025, the Company recognized $0.1 million (2024 - $0.1 million) in interest expense on lease liabilities.
For the three months ended March 31, 2025, the Company expensed $0.9 million (2024 - $3.8 million) related to leases that are classified as short term.
11. Derivative instruments

	As at March 31	As at December 31
(in millions of U.S. dollars)	2025	2024
DERIVATIVE ASSETS (LIABILITIES)
Foreign exchange forward contracts(1)	(2.7)	(5.3)
Fuel hedge swap contracts(2)	0.1	0.1
Unsettled provisionally priced concentrate derivatives, and swap contracts(3)	(2.1)	1.2
1.Foreign exchange forward contracts are included within trade and other payables in the condensed interim consolidated statement of financial position.
2.Fuel hedge swap contracts are included within prepaid expenses and other in the condensed interim consolidated statement of financial position.
3.Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the condensed interim consolidated statement of financial position.

(a)    Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at March 31, 2025. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.
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                                    Exhibit
The following tables summarize the realized and unrealized gains on provisionally priced sales:

	Three months ended March 31, 2025
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	2.7	2.8	5.5
Unrealized	3.1	—	3.1
Total gain	5.8	2.8	8.6

	Three months ended March 31, 2024
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	1.0	—	1.0
Unrealized	1.8	0.7	2.5
Total gain	2.8	0.7	3.5
The following tables summarize the realized and unrealized losses on gold and copper swap contracts:

	Three months ended March 31, 2025
(in millions of U.S. dollars)	Gold	Copper	Total
LOSS ON SWAP CONTRACTS
Realized	(1.6)	(1.6)	(3.2)
Unrealized	(3.7)	(1.4)	(5.1)
Total loss	(5.3)	(3.0)	(8.3)

	Three months ended March 31, 2024
(in millions of U.S. dollars)	Gold	Copper	Total
LOSS ON SWAP CONTRACTS
Realized	(0.1)	0.1	—
Unrealized	(2.1)	(1.4)	(3.5)
Total loss	(2.2)	(1.3)	(3.5)
The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at March 31	As at December 31
	2025	2024
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	1.8	0.8
Copper pounds (millions)	0.7	0.4
(b) Foreign exchange forward contracts
The Company entered into foreign exchange forward contracts in order to hedge operating costs at the New Afton and Rainy River mines. These contracts are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with
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                                    Exhibit
changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

The Company entered into foreign exchange forward contracts hedging an average of C$43.5 million per month during the first half of 2025, and C$15.0 million per month for the third quarter of 2025. As at March 31, 2025, the fair value of the unrealized foreign exchange forward contract liabilities were $2.7 million (December 31, 2024 - $5.3 million forward contract liabilities).

(c) Diesel fuel hedge swap contracts
The Company entered into diesel fuel hedge swap contracts for the Rainy River Mine in order to reduce exposure to volatile fuel prices. These contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.
The Company hedged an average of 0.7 million gallons per month during the first half of 2025 and 0.2 million gallons for the third quarter of 2025. As at March 31, 2025, the fair value of the unrealized fuel hedge swap contract assets were $0.1 million (December 31, 2024 - $0.1 million).
12. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Rainy River	Cerro San Pedro	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2023	33.1	91.0	0.1	124.2
Reclamation expenditures	—	(0.4)	(0.1)	(0.5)
Unwinding of discount	0.9	2.7	—	3.6
Revisions to expected cash flows	3.1	(1.2)		1.9
Foreign exchange movement	(2.7)	(7.1)		(9.8)
Balance – December 31, 2024	34.4	85.0	—	119.4
Less: current portion of closure costs (Note 5)	(0.3)	(1.3)	—	(1.6)
Non-current portion of closure costs	34.1	83.7	—	117.8
Balance – December 31, 2024	34.4	85.0		119.4
Reclamation expenditures	—	(0.1)	—	(0.1)
Unwinding of discount	0.3	0.7	—	1.0
Revisions to expected cash flows	1.0	2.5	—	3.5
Foreign exchange movement	—	0.1	—	0.1
Balance – March 31, 2025	35.7	88.2	—	123.9
Less: current portion of closure costs (Note 5)	(0.7)	(3.4)	—	(4.1)
Non-current portion of closure costs	35.0	84.8	—	119.8

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                                    Exhibit
13. Share capital
At March 31, 2025, the Company had unlimited authority to issue common shares, and 791.4 million common shares outstanding.
(a) No par value common shares issued

	Number of shares	Value of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2023	687,006	3,163.5
Issuance of common shares(1)	100,395	164.6
Issuance of common shares under First Nations agreements	2,400	3.9
Exercise of options and vested performance share units	1,129	2.5
Balance at December 31, 2024	790,930	3,334.5
Issuance of common shares under First Nations agreements	133	0.5
Exercise of options and vested performance share units	306	0.7
Balance at March 31, 2025	791,369	3,335.7
1.In May 2024, the Company completed an equity issuance of 100,395,000 common shares at a price of $1.72 per common share for gross proceeds of $172.7 million. Transaction costs amounted to $8.1 million and have been netted against the gross proceeds of the equity issuance.

(b) Share-based payment expenses
The following table summarizes share-based payment expenses:

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
SHARE-BASED PAYMENT EXPENSES
Stock option expense	—	0.1
Performance share unit expense	0.5	0.2
Restricted share unit expense	3.6	1.4
Deferred share unit expense	1.5	—
Shares issued under First Nations agreements	0.4	0.2
Total share-based payment expenses	6.0	1.9
Less: included within operating expenses	(1.5)	(1.1)
Share-based payment expenses	4.5	0.8

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                                    Exhibit
(i) Stock options
The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2023	1,730	1.93
Exercised	(936)	1.85
Forfeited	(307)	2.03
Expired	(30)	1.81
Balance at December 31, 2024	457	2.04
Exercised	(65)	1.45
Forfeited	(8)	2.18
Balance at March 31, 2025	384	2.13
Loss per share
The following table sets out the calculation of loss per share:

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
CALCULATION OF LOSS PER SHARE
Net loss	(16.7)	(43.5)
Basic weighted average number of shares outstanding (in millions)	791.2	687.6
Dilution of securities:
Stock options, deferred share units, performance share units	—	—
Diluted weighted average number of shares outstanding (in millions)	791.2	687.6
Net loss per share:
Basic	(0.02)	(0.06)
Diluted	(0.02)	(0.06)
The following table lists the equity securities excluded from the calculation of diluted loss per share. All stock options, deferred share units, and performance share units are excluded from the calculation when the Company is in a net loss position.

	Three months ended March 31
(in millions of units)	2025	2024
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS (LOSS) PER SHARE
Stock options, performance share units, deferred share units	6.3	6.1

21 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
14. Income and mining taxes
The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
Current income and mining tax expense	0.9	0.5
Deferred income and mining tax expense	1.9	2.5
Total income tax expense	2.8	3.0
15. Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	13.9	3.4
Inventories	3.5	(2.6)
Prepaid expenses and other	8.7	0.6
Trade and other payables	(8.6)	(19.2)
Total change in non-cash operating working capital	17.5	(17.8)

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
OTHER NON-CASH ADJUSTMENTS
(Gain) loss on revaluation of foreign exchange forward contracts and fuel hedge swap contracts	(2.7)	2.6
Unrealized loss on provisionally priced concentrate contracts	2.0	1.0
Equity settled share-based payment expense	0.5	0.1
Loss on disposal of assets	—	0.6
Unrealized loss on revaluation of non-current derivative financial instruments	25.8	57.9
Inventory net realizable value write-down (write-up)	0.8	(6.6)
Gain on revaluation of investments	(1.6)	(0.5)
Total other non-cash adjustments	24.8	55.1

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                                    Exhibit
16. Segmented information
(a) Segment revenues and results
The Company manages its reportable segments by operating mines. Earnings (loss) from operations of reportable operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended March 31, 2025
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	52.7	96.7	—	149.4
Copper revenues	55.3	—	—	55.3
Silver revenues	1.2	3.2	—	4.4
Total revenues(2)	109.2	99.9	—	209.1
Operating expenses	40.6	62.8	—	103.4
Depreciation and depletion	24.5	32.7	—	57.2
Revenue less cost of goods sold	44.1	4.4	—	48.5
Corporate administration	—	—	5.3	5.3
Corporate restructuring(3)	—	—	3.3	3.3
Share-based payment expenses	—	—	4.5	4.5
New Afton free cash flow interest expense	8.8	—	—	8.8
Exploration and business development	4.0	1.6	(1.0)	4.6
Earnings (loss) from operations	31.3	2.8	(12.1)	22.0
Finance income				1.0
Finance costs				(13.7)
Other losses				(23.2)
Income before taxes				(13.9)
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31, 2025.
3.In March 2025, the Company recognized a restructuring charge of $3.3 million in severance and other termination benefits related to changes at the executive leadership level of the organization.

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                                    Exhibit

Three months ended March 31, 2024
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	33.8	110.7	—	110.7
Copper revenues	43.9	—	—	—
Silver revenues	0.7	3.0	—	3.0
Total revenues(2)	78.4	113.7	—	113.7
Operating expenses	41.9	64.9	—	64.9
Depreciation and depletion	20.6	42.1	—	42.1
Revenue less cost of goods sold	15.9	6.7	—	6.7
Corporate administration	—	—	5.8	5.8
Share-based payment expenses	—	—	0.8	0.8
Exploration and business development[3]	3.4	0.1	(2.6)	(2.5)
Earnings (loss) from operations	12.5	6.6	(4.0)	2.6
Finance income				2.1
Finance costs				(2.6)
Other losses				(55.1)
Income before taxes				(40.5)
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31, 2024.
3.Exploration and business development includes BC Exploration tax credits of $3.2 million received in the three months ended March 31, 2024.

(b) Segmented assets and liabilities
The following table presents the segmented assets and liabilities:

		Total assets	Total liabilities		Capital expenditures(1)
	As at March 31	As at December 31	As at March 31	As at December 31	Three months ended March 31
(in millions of U.S. dollars)	2025	2024	2025	2024	2025	2024
SEGMENTED ASSETS AND LIABILITIES
New Afton	907.7	923.1	162.1	147.1	24.0	31.5
Rainy River	995.7	985.9	388.5	361.1	51.2	29.6
Other (2)	215.0	94.8	534.5	443.2	—	—
Total segmented assets, liabilities and capital expenditures	2,118.4	2,003.8	1,085.1	951.5	75.2	61.1
1.Capital expenditures per consolidated statement of cash flows.
2.Other includes corporate balances and CSP.
17. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.
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                                    Exhibit
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from, or corroborated by, observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2, and 3 during the three months ended March 31, 2025 or the year ended December 31, 2024. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
Valuation methodology for Level 1 financial assets and liabilities:
Investments
The fair value of the investments are measured based on the investee's closing share price on the reporting date.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.
Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.
Fuel hedge swap contracts
The fair value of the fuel hedge swap contracts is calculated using the mark-to-market forward prices of diesel, based on the applicable settlement dates of the outstanding swap contracts.

Rainy River gold stream obligation
The fair value of the Rainy River gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2032 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.
The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:
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                                    Exhibit

		As at March 31, 2025		As at December 31, 2024
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		212.8		105.2
Trade and other receivables(1)	Financial assets at amortized cost		12.4		25.0
Provisionally priced contracts	Financial instruments at FVTPL	2	3.1	2	(0.5)
Gold and copper swap contracts	Financial instruments at FVTPL	2	(5.1)	2	1.7
Foreign exchange forward contracts	Financial instruments at FVTPL	2	—	2	—
Fuel hedge swap contracts	Financial Instruments at FVTPL	2	0.1	2	—
Investments	Financial instruments at FVTPL	1	6.8	1	5.1
FINANCIAL LIABILITIES
Trade and other payables(2)	Financial liabilities at amortized cost		145.5		151.9
Long-term debt	Financial liabilities at amortized cost		504.1		397.0
Foreign exchange forward contracts	Financial instruments at FVTPL	2	2.7	2	5.3
Rainy River gold stream obligation	Financial instruments at FVTPL	3	239.7	3	217.2
1.Trade and other receivables exclude provisionally priced contracts, and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, the Rainy River gold stream obligation, and current derivative liabilities.

The carrying values and fair values of the Company’s financial instruments are as follows:

As at March 31, 2025			As at December 31, 2024
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	212.8	212.8	105.2	105.2
Trade and other receivables(1)	12.4	12.4	25.0	25.0
Provisionally priced contracts	3.1	3.1	(0.5)	(0.5)
Gold and copper swap contracts	(5.1)	(5.1)	1.7	1.7
Foreign exchange forward contracts	0.1	0.1	—	—
Investments	6.8	6.8	5.1	5.1
FINANCIAL LIABILITIES
Trade and other payables(2)	145.5	145.5	151.9	151.9
Long-term debt	504.1	518.8	397.0	404.0
Foreign exchange forward contracts	2.7	2.7	5.3	5.3
Fuel hedge swap contracts	—	—	—	—
Rainy River gold stream obligation	239.7	239.7	217.2	217.2
1.Trade and other receivables exclude provisionally priced contracts and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, the Rainy River gold stream obligation, and current derivative liabilities.

18. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2025, these commitments totaled $83.5 million. This compares to commitments of $63.7 million as at December 31, 2024. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
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                                    Exhibit
19. Subsequent Events
In April 2025, the Company announced that it has entered into an agreement with Ontario Teachers to acquire the remaining 19.9% free cash flow interest in the Company's New Afton Mine ("the Transaction").
On closing of the Transaction, Ontario Teachers' free cash flow interest in New Afton will be fully eliminated in exchange for a cash payment of $300.0 million from New Gold. New Gold plans to fund the cash payment with cash on hand, borrowings from its existing revolving credit facility and a gold prepayment financing.
At closing, the parties will terminate all existing agreements with respect to Ontario Teachers' free cash flow interest in New Afton, including the Ontario Teachers' right to a one-time cash payment of $20.0 million on a change of control of New Gold if it is announced prior to January 31, 2026.
Closing of the Transaction is subject to customary conditions and is expected to close at the beginning of May 2025.
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